Exhibit 99.3

CONSOLIDATED FINANCIAL STATEMENTS TV Guide Entertainment Group, LLC Years Ended March 31, 2011 and 2010 With Report of Independent Auditors

TV Guide Entertainment Group, LLC
Consolidated Financial Statements
Years Ended March 31, 2011 and 2010

Report of Independent Auditors
The Board of Managers
TV Guide Entertainment Group, LLC
We have audited the accompanying consolidated balance sheets of TV Guide Entertainment Group, LLC (the “Company”) as of March 31, 2011 and 2010, and the related consolidated statements of operations, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of TV Guide Entertainment Group, LLC at March 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.
/s/ Ernst & Young LLP

Los Angeles, California
May 31, 2011

TV Guide Entertainment Group, LLC

Consolidated Balance Sheets
(In thousands)

	March 31
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$10,734	$22,179
Accounts receivable, net	21,168	19,698
Programming costs	10,478	2,820
Prepaid expenses and other current assets	1,117	1,266
Total current assets	43,497	45,963

Noncurrent assets:
Property and equipment, net	16,995	21,163
Programming costs, net of current portion	30,547	16,723
Amortizable intangible assets, net	60,858	70,137
Goodwill	152,599	152,599
Other assets	246	310
Total assets	$304,742	$306,895

Liabilities and members’ equity
Current liabilities:
Accounts payable and other accrued liabilities	$18,002	$16,963
Due to related party	3,679	965
Current portion of capital lease obligation	944	883
Deferred revenue	1,933	2,033
Accrued programming costs	7,568	3,280
Total current liabilities	32,126	24,124

Noncurrent liabilities:
Capital lease obligation, net of current portion	9,345	10,289
Deferred revenue, net of current portion	4,360	5,388
Due to related party, net of current portion	8,994
Accrued programming costs, net of current portion	17,655	14,497
Mandatorily redeemable preferred units	200,724	193,021
Total liabilities	273,204	247,319

Members’ equity	31,538	59,576
Total liabilities and members’ equity	$304,742	$306,895

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Operations
(In thousands)

	Year Ended March 31
	2011	2010
Revenues:
Advertising, including related party advertising of $2,133 and $2,473, respectively	$83,857	$88,181
Subscriber fees	30,321	27,110
Other	1,502	702
Total revenues	115,680	115,993
Cost of services:
Programming, including related party programming of $1,586 and $1,228, respectively	36,368	36,842
Other direct costs	2,001	1,933
Total cost of services	38,369	38,775
Other expenses:
Advertising	13,963	11,143
Selling, general and administrative, including related party charges of $1,279 and $1,066, respectively	46,950	44,770
Depreciation and amortization	15,331	18,800
Total other expenses	76,244	74,713
Operating income	1,067	2,505
Interest expense, net	(29,556)	(21,503)
Loss before income taxes	(28,489)	(18,998)
Income tax expense	(51)	(689)
Net loss	$(28,540)	$(19,687)

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Changes in Members’ Equity
(In thousands)

			Members’
	Common Shares		Interest	Common Units		Accumulated
	Number	Amount	Amount	Number	Amount	Deficit	Total

Balance at March 31, 2009	100	$243,158	$—	—	$—	$(1,273)	$241,885
Conversion of TV Guide Entertainment Group, Inc. to TV Guide Entertainment Group, LLC	(100)	(243,158)	243,158	–	–	–	—
Sale of member’s interest in TV Guide Entertainment Group, LLC and issuance of of Series B-1 Common Units	–	–	(243,158)	100	80,112	–	(163,046)
Share-based compensation	–	–	–	–	424	–	424
Net loss	–	–	–	–	–	(19,687)	(19,687)
Balance at March 31, 2010	—	—	—	100	80,536	(20,960)	59,576
Share-based compensation	–	–	–	–	502	–	502
Net loss	–	–	–	–	–	(28,540)	(28,540)
Balance at March 31, 2011	—	$—	$—	100	$81,038	$(49,500)	$31,538

See accompanying notes.

TV Guide Entertainment Group, LLC

Consolidated Statements of Cash Flows
(In thousands)

	Year Ended March 31
	2011	2010
Operating activities
Net loss	$(28,540)	$(19,687)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	15,331	18,800
Amortization of programming costs	36,368	36,842
Allowance for doubtful accounts	(119)	764
Share-based compensation	502	424
Interest accretion on preferred units and 10% dividend	27,703	20,587
Dividend to Preferred Unit holders	(20,000)	–
Changes in operating assets and liabilities:
Accounts receivable	(1,351)	(3,729)
Programming costs	(57,850)	(55,197)
Prepaid expenses and other assets	213	272
Accounts payable and other accrued liabilities	1,039	3,953
Due to related party	11,708	(5,054)
Accrued programming costs	7,446	17,777
Deferred revenue	(1,128)	(1,099)
Net cash (used in) provided by operating activities	(8,678)	14,653
Investing activities
Additions to property and equipment	(1,884)	(4,298)
Cash used in investing activities	(1,884)	(4,298)
Financing activities
Repayment of capital lease obligations	(883)	(826)
Cash funding on closing of sale of member’s interest	–	9,054
Net cash (used in) provided by financing activities	(883)	8,228

Net change in cash and cash equivalents	(11,445)	18,583
Cash and cash equivalents at beginning of year	22,179	3,596
Cash and cash equivalents at end of year	$10,734	$22,179

See accompanying notes.

1. Description of Business, Organization and Basis of Presentation
Description of Business
TV Guide Entertainment Group, LLC, a limited liability company (“the Company”), was formed pursuant to a Limited Liability Agreement dated May 28, 2009. TV Guide Entertainment Group, LLC includes the operations of its consolidated subsidiaries, which include TV Guide Network, TV Guide Online, TV Guide Broadband and TV Guide Video On Demand. The Company conducts substantially all of its business in the United States.
TV Guide Network offers entertainment and television guidance-related programming as well as localized program listings and descriptions primarily in the United States. TV Guide Network is typically included in a basic or expanded basic viewing package offered by cable or satellite operators to their subscribers. TV Guide Online is currently comprised of two entertainment websites, led by tvguide.com, which feature a combination of entertainment news, video programming, celebrity information, localized channel listings, editorial guidance, community features and search features. TV Guide Video On Demand and TV Guide Broadband are advertiser supported, video-on-demand services featuring short-form, originally produced entertainment programs about television programming. TV Guide Broadband is available on www.tvguide.com and is also distributed on major video portals such as Hulu and YouTube.
Organization and Basis of Presentation
In January 2009, Lions Gate Entertainment Corp. (“Lions Gate”) entered into an Equity Purchase Agreement with Macrovision Solutions Corporation (“Macrovision,” later re-named as Rovi Corporation, “Rovi”), for the purchase of all of the issued and outstanding equity interests of TV Guide Entertainment Group, Inc. The acquisition closed on February 28, 2009. At the time of the acquisition, Lions Gate allocated its purchase price to the estimated fair values of the tangible and intangible assets and liabilities of TV Guide Entertainment Group, Inc. The purchase price allocation has been pushed down to the Company. The excess of the purchase price over the estimated fair value of the net tangible and intangible assets and liabilities acquired was recorded as goodwill. The Company believes the goodwill represents the value of its existing workforce and position in the industry.
Conversion to a Limited Liability Company. On May 18, 2009, the Company was converted to a limited liability company, and the previous common shares of TV Guide Entertainment Group, Inc. were effectively exchanged for members’ interest in TV Guide Entertainment Group, LLC.

1. Description of Business, Organization and Basis of Presentation (continued)
Sale of Interest in the Company. On May 28, 2009, Lions Gate entered into a Purchase Agreement with One Equity Partners (“OEP”), the global private equity investment arm of JPMorgan Chase Bank N.A., pursuant to which OEP purchased 49% of Lions Gate’s interest in TV Guide Entertainment Group, LLC. In addition, OEP reserved the option of buying another 1% of TV Guide Entertainment Group, LLC under certain circumstances. The arrangement contains joint control rights, as evidenced in an operating agreement as well as certain transfer restrictions and exit rights. In connection with the transaction, the Company issued 49,000 Series A Preferred Units (“Preferred Units”) and 49,000 Series B-1 Common Units (“B-1 Common Units”) to OEP in exchange for cash consideration paid to Lions Gate, and 51,000 Preferred Units and 51,000 B-1 Common Units to Lions Gate in exchange for Lions Gate’s membership interest.
The Preferred Units are mandatorily redeemable and carry a dividend rate of 10% compounded annually. These units are redeemable in May 2019 at the stated value plus the dividend return and any additional capital contributions less previous distributions. The Preferred Units were initially recorded based on their estimated fair value, as determined using an option pricing model methodology, as a liability in the consolidated balance sheets.
The Preferred Units and the 10% dividend are being accreted, through charges to interest expense, up to their redemption amounts, over the ten-year period to the redemption date. During the year ended March 31, 2011, the Company paid $20 million of accrued dividends to the Preferred Unit holders.
2. Significant Accounting Policies
Generally Accepted Accounting Principles
These consolidated financial statements have been prepared in accordance with United States (“U.S.”) generally accepted accounting principles (“GAAP”). The U.S. dollar is the functional currency of the Company’s businesses.
Principles of Consolidation
All material intercompany balances and transactions between the entities that comprise the Company have been eliminated.

2. Significant Accounting Policies (continued)
Revenue Recognition
Revenues primarily consist of advertising revenues and subscriber fees.
Advertising Revenues. Advertising revenues are earned and recognized when the advertising spot is displayed or aired on the Company’s distribution platforms. Advertising revenues are recorded net of agency commissions and discounts. Cash payments received in advance for advertising are deferred until earned, at which time revenue is recognized.
Network advertising contracts may guarantee the advertiser a minimum audience for its advertisements over the term of the contracts. Revenues are only recognized when those minimum requirements are met. The determination of whether such audience minimums have been met is based on information provided by ratings services companies and historical experience. If the minimum guaranteed audience requirements are not met, the Company provides the advertiser additional advertising time until the minimum audience guarantees have been met. A liability is recorded for the amount of the contract fee which has not yet achieved the minimum audience guarantee. This liability is recognized as revenue when minimum audience guarantees have been met.
Subscriber Fees. The Company has entered into agreements with cable operators and digital broadcast satellite providers for the licensing or distribution of its services in exchange for “subscriber fees” generally calculated on a per-subscriber basis. Subscriber fees revenue from the distribution of TV Guide Network programming is recognized in the month the services are provided. Payments received in advance for subscription services are deferred until the month earned, at which time revenue is recognized.
Barter Transactions
The Company enters into transactions that exchange advertising time for program license rights. Advertising barter transactions are recorded at the estimated fair value of the advertising surrendered and recognized as the related advertising units are aired.
For the years ended March 31, 2011 and 2010, the Company recognized barter revenues and expenses of $1.6 million and $2.2 million, respectively. Such amounts are included in Advertising Revenues and Programming Cost of Services, respectively, in the accompanying consolidated statements of operations.

2. Significant Accounting Policies (continued)
Advertising Expense
Marketing and promotion costs to promote the Company’s distribution platforms are expensed when incurred and are classified as advertising expense in the consolidated statements of operations.
Cash and Cash Equivalents
Cash and cash equivalents consist of cash deposits at financial institutions and money market mutual funds. The Company considers all highly liquid investments with maturities of three months or less when acquired to be cash equivalents.
Programming Costs
For programs produced by the Company, capitalized costs include all direct production costs and production overhead. Costs for programs produced are expensed over the economic life of the program in relation to revenues generated. If the content of the program deals with current events, program costs are generally expensed upon first airing. The valuation of the cost of programs produced is evaluated on a program-by-program basis. When an event or change in circumstances indicates that the fair value of the program is less than its unamortized cost, the program is written down to its estimated fair value.
For acquired programs, the cost of acquired programming is capitalized and a liability is recorded upon delivery of the episodes acquired. The liability represents the present value of the contractual cash payments scheduled over the license period. Capitalized costs of programs acquired are allocated to the estimated number of projected runs over the program license period and subsequently amortized as those runs are aired. Acquired programming costs are stated at the lower of unamortized cost or net realizable value.

2. Significant Accounting Policies (continued)
Property and Equipment and Amortizable Intangible Assets
Property and equipment and amortizable intangible assets are recorded at cost, or fair value as of the date of the Lions Gate acquisition. Property and equipment and amortizable intangible assets are depreciated using the straight-line method over the estimated useful lives of the assets. Assets acquired under capital lease arrangements are recorded at the present value of the minimum lease payments and are amortized over the shorter of the lease term or useful life of the leased asset. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the useful life of the leasehold improvement.
Estimated useful lives of property and equipment and amortizable intangible assets are as follows:

Machinery and equipment, furniture and fixtures	3 – 7 years
Computer equipment and software	3 years
Transponder under capital lease	15 years
Customer relationships	7 – 11 years
Trademark/tradename	2 – 20 years
License agreements	2 – 6 years
Internal use software	2 years

The Company periodically reviews and evaluates the recoverability of property and equipment and amortizable intangible assets. Where applicable, estimates of net future cash flows, on an undiscounted basis, are calculated based on future revenue and cost estimates. If undiscounted cash flow estimates are less than the carrying value, a reduction in the carrying amount is recorded to adjust the carrying amount to fair value, which approximates discounted cash flows.
Goodwill
Goodwill represents the excess of acquisition costs over the fair value of the tangible and intangible assets acquired and liabilities assumed in the acquisition of the Company by Lions Gate on February 28, 2009. Goodwill is not amortized but is reviewed for impairment annually within each fiscal year or between the annual tests if an event occurs or circumstances change that indicates it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value. The impairment test follows a two-step approach. The first step determines if the goodwill is potentially impaired, and the second step measures the amount of the impairment loss, if necessary. Under the first step, goodwill is considered potentially impaired if the fair

2. Significant Accounting Policies (continued)
value of the reporting unit is less than the reporting unit’s carrying amount, including goodwill. Under the second step, the impairment loss is then measured as the excess of recorded goodwill over the fair value of the goodwill, as calculated. The fair value of goodwill is calculated by allocating the fair value of the reporting unit to all the assets and liabilities of the reporting unit as if the reporting unit was purchased in a business combination and the purchase price was the fair value of the reporting unit. The Company performs its annual impairment test as of January 1 in each fiscal year. The Company performed its annual impairment test on its goodwill as of January 1, 2011. No goodwill impairment was identified.
Other Assets
Other assets include prepaid expenses and security deposits.
Share-Based Compensation
Accounting rules require the measurement of all share-based awards using a fair value method and the recognition of the related share-based compensation expense in the consolidated financial statements over the requisite service period.
Income Taxes
The Company mainly operates as limited liability companies, so any federal and state tax exposure is minimal. For limited liability companies, federal and state income taxes are liabilities of the individual members. The Company’s tax returns and the amount of allocable profits or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to profits and losses, the income tax liability of the members may also change. As a result, only minimal federal and state income tax expense has been recorded in these consolidated financial statements for the year ending March 31, 2011. The provision is mainly derived from federal and state income taxes.
Tax expense in the year ended March 31, 2010 primarily represents the tax impact of net earnings prior to the Company’s conversion to a limited liability structure.

2. Significant Accounting Policies (continued)
Fair Value of Financial Instruments
Carrying amounts of certain of the Company’s financial instruments, including accounts receivable, accounts payable and accrued liabilities, approximate their fair value because of their short maturities.
Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. The most significant estimates made by management in the preparation of the consolidated financial statements relate to estimating the provision for doubtful accounts; estimating the number of program runs for acquired programming amortization; estimating the useful lives of property and equipment and amortizable intangible assets; and impairment assessments for programming cost, property and equipment, goodwill and amortizable intangible assets. Actual results could differ from such estimates.
Credit Risk and Significant Concentrations
Accounts that potentially subject the Company to a concentration of credit risk principally consist of trade receivables. For the years ended March 31, 2011 and 2010, there were no revenues from one single customer in excess of 10% of total revenues. As of March 31, 2011 and 2010, there was no single customer that accounted for 10% or more of the total accounts receivable balance. The Company does not require collateral and evaluates its outstanding accounts receivable each period for collectability. This evaluation involves assessing the aging of the amounts due and reviewing the creditworthiness of each customer. Based on this evaluation, the Company records an allowance for accounts receivable that are estimated to not be collectible.
Subsequent Events
The Company has evaluated all events and transactions subsequent to March 31, 2011 through the date of issuance, May 31, 2011. There were no material subsequent events that required recognition or additional disclosure in these consolidated financial statements.

2. Significant Accounting Policies (continued)
Recent Accounting Pronouncements
In October 2009, new guidance was issued related to the accounting for multiple-deliverable revenue arrangements. This new guidance amends the existing guidance for separating consideration in multiple-deliverable arrangements and establishes a hierarchy for determining the selling price of a deliverable. The pronouncement is effective for fiscal years beginning on or after June 15, 2010. The Company will adopt the provisions of this new guidance on April 1, 2011. The Company is currently determining the impact on its consolidated financial statements.
3. Accounts Receivable
Accounts receivable consists of the following (in thousands):

	March 31
	2011	2010

Accounts receivable	$22,874	$21,523
Allowance for doubtful accounts	(1,706)	(1,825)
Accounts receivable, net	$21,168	$19,698

4. Property and Equipment
Property and equipment consists of the following (in thousands):

	March 31
	2011	2010

Equipment under capital lease	$12,065	$12,065
Furniture and fixtures	1,050	1,170
Computer equipment and software	8,539	8,632
Machinery and equipment	7,497	5,883
Leasehold improvements	3,588	3,917
	32,739	31,667
Less accumulated depreciation and amortization	(15,744)	(10,504)
Property and equipment, net	$16,995	$21,163

4. Property and Equipment (continued)
Depreciation and amortization expense related to property and equipment was $6.1 million and $9.4 million for the years ended March 31, 2011 and 2010, respectively, including amortization of equipment under capital lease of $1.2 million in each year. Accumulated amortization of equipment under capital lease was $2.4 million and $1.2 million at March 31, 2011 and 2010, respectively.
5. Programming Costs
Programming costs consist of the following (in thousands):

	March 31
	2011			2010
	Current	Noncurrent	Total	Current	Noncurrent	Total

Acquired programming costs	$10,105	$30,547	$40,652	$2,530	$16,723	$19,253
In-house programming costs	373	–	373	290	–	290
	$10,478	$30,547	$41,025	$2,820	$16,723	$19,543

The acquired programming costs balance at March 31, 2011 reflects all delivered episodes. There are additional episodes contractually committed under the license agreements that will be delivered in future periods. Amortization expense related to acquired programming costs for the years ended March 31, 2011 and 2010 was $12.2 million and $2.6 million, respectively.
The in-house programming costs balance consists of all capitalized costs for episodes in production or completed but not aired as of March 31, 2011 and 2010.

6. Amortizable Intangible Assets
Amortizable intangible assets consist primarily of customer relationships and trademarks. The composition of the Company’s amortizable intangible assets and the associated accumulated amortization (in thousands) is as follows:

	Weighted-		March 31
	Average	Range of	2011			2010
	Remaining Life in Years	Remaining Life in Years	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount

Customer relationships	8	3 – 9	$66,340	$(13,559)	$52,781	$66,340	$(6,993)	$59,347
Trademark/tradename	15	0 – 18	10,250	(2,369)	7,881	10,250	(1,263)	8,987
License agreements	1	0 – 4	1,510	(1,314)	196	1,510	(710)	800
Internal use software	0	0	2,200	(2,200)	–	2,200	(1,197)	1,003
			$80,300	$(19,442)	$60,858	$80,300	$(10,163)	$70,137

The aggregate amount of amortization expense associated with the Company’s intangible assets for the years ending March 31, 2011 and 2010 was approximately $9.3 million and $9.4 million, respectively. The estimated aggregate amortization expense for each of the years ending March 31, 2012 through 2016 is approximately $7.1 million, $7.1 million, $7.0 million, $6.8 million, and $6.7 million, respectively.
7. Accounts Payable and Other Accrued Liabilities
Accounts payable and other accrued liabilities consist of the following (in thousands):

	March 31
	2011	2010

Accounts payable	$5,104	$3,646
Payroll-related accruals	4,380	4,262
Customer credits	3,306	2,755
Advertising accruals	1,865	901
Unfavorable lease adjustment	1,043	1,262
Other	2,304	4,137
	$18,002	$16,963

8. Long-Term Obligations
Accrued Programming Costs
Accrued programming costs at March 31, 2011 and 2010 represent the present value of payments remaining on delivered episodes using a discount rate of 3.25%.
Future payments of programming costs (in thousands) are as follows:

	Year Ended March 31
	2012	2013	2014	2015	2016	Thereafter	Total

Contractual commitments	$7,943	$6,585	$5,629	$5,954	$1,509	$ –	$27,620
Imputed interest							(1,651)
Undelivered episodes							(746)
							$25,223

Commitments represent future minimum payments as required by contracted license agreements, relating to the purchase of programming. Future payments under these obligations are based on contractual due dates. The amounts include imputed interest payments associated with the obligations.
Lease Obligations
Future minimum lease payments under capital and noncancelable operating leases at March 31, 2011, are as follows (in thousands):

	Capital Lease	Operating Leases
Year ending March 31:
2012	$1,600	$3,209
2013	1,600	3,580
2014	1,600	3,183
2015	1,600	2,023
2016	1,600	1,517
Thereafter	5,467	–
Total future minimum lease payments	13,467	13,512
Less amount representing interest at 6.65%	3,178	–
Net future minimum lease payments	$10,289	$13,512

8. Long-Term Obligations (continued)
The Company leases office premises and equipment. Certain of the Company’s operating leases have renewal options upon expiration of current terms. The Company’s primary facilities are located in Hollywood, California, Tulsa, Oklahoma, and New York, New York. Rent expense recorded to general and administrative expense was $3.2 million and $3.1 million for the years ended March 31, 2011 and 2010, respectively. This excludes rent of $0.5 million each year for studio production facilities, which is recorded as in-house production expense.
Other Long-Term Obligations
Other contractual commitments for the years ending March 31, 2012 through 2016 and thereafter are approximately $3.1 million, $2.6 million, $2.5 million, $2.5 million, $1.4 million, and $1.5 million, respectively, relating to service and data license agreements. The Company also has contractual commitments of $3.5 million, $3.5 million, $3.5 million, $3.5 million, $3.5 million and $1.2 million, for the years ending March 31, 2012 through 2016 and thereafter, respectively, to be paid to a related party, as discussed in Note 11.
9. Mandatorily Redeemable Preferred Units, Members’ Equity and Share-Based Compensation
The Company had 100,000 mandatorily redeemable Preferred Units and 100,000 B-1 Common Units outstanding at March 31, 2011. The Preferred Units carry a 10% dividend compounded annually and are payable at maturity. The carrying value of the Preferred Units was $200.7 million as of March 31, 2011, and $193.0 million as of March 31, 2010, including accretion through March 31, 2011 of its redemption value at maturity and the 10% dividend, less a $20.0 million dividend to the Preferred Unit Holders discussed below. The accretion is calculated using the effective interest method and recorded as interest expense. The Preferred Units and Series B-1 Common Units are non-voting units; however, only the Preferred Unit holders can elect the board of managers. The Preferred Units are redeemable in May 2019 at the stated value plus the dividend return and any additional capital contributions less previous distributions. On March 8, 2011, the Company paid a dividend of $20.0 million of the accreted interest to the Preferred Unit Holders. Assuming no additional distributions, dividends or additional capital contributions, the redemption amount would be $618.6 million at May 2019. The redemption value as of March 31, 2011, based on the stated value and the dividend earned through that date, would be $284.1 million.

9. Mandatorily Redeemable Preferred Units, Members’ Equity and Share-Based Compensation (continued)
The board of managers has authorized the issuance of up to 8,889 Series B-2 Common Units (“B-2 Common Units”) that vest over five years and 2,223 B-2 Common Units that may be granted through a junior unit that only vests if there is an exit event, as defined, with a return to Members upon exit of between 350% and 500% or more of the Members’ investment. During the year ended March 31, 2010, the Company granted 3,556 B-2 Common Units for services rendered by an employee. These units granted were valued at fair value at grant date and are being expensed as earned over the five-year vesting period. Total compensation expense recorded for these units amounted to $0.5 million and $0.4 million during the years ended March 31, 2011 and 2010, respectively. The fair values of the units were determined based on the value of the Company’s May 28, 2009, sale of Lions Gate’s 49% interest to OEP. The fair value per unit was $706 at the time of grant. Unrecognized compensation expense as of March 31, 2011 is $1.6 million.
10. Interest Expense
Interest expense, net (in thousands) consists of the following:

	Year Ended March 31
	2011	2010
Interest expense:
Preferred Units and dividend accretion	$27,704	$20,587
Equipment under capital lease	717	774
Acquired programming	1,173	169
	29,594	21,530
Interest income	(38)	(27)
	$29,556	$21,503

11. Related Party Transactions
Amounts due to related parties total approximately $12.7 million and $1.0 million at March 31, 2011 and 2010, respectively, including $11.9 million and $0.5 million due to Lions Gate for accrued programming costs at March 31, 2011 and 2010, respectively. The Company is subject to various advertising and other media agreements with Lions Gate. For the years ended March 31, 2011 and 2010, under the agreements, the Company recognized approximately $2.1 million and $2.5 million in advertising revenue, respectively.
The Company entered into various acquired programming agreements with Lions Gate. Under the agreements, the Company recognized approximately $1.6 million and $1.2 million in programming expenses for the years ended March 31, 2011 and 2010, respectively.
In addition, the Company is charged a shared service fee by Lions Gate for human resource, payroll management, corporate finance, information technology support, and general management services. The shared service fee for the years ended March 31, 2011 and 2010 was $1.3 million and $1.1 million, respectively.
12. Litigation and Other Contingencies
The Company is, from time to time, involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any such pending or threatened proceedings, or any amount which the Company might be required to pay by reason thereof, would have a material adverse effect on the financial condition or future operating results of the Company.
13. Employee Benefit Plan
The Company has a defined contribution plan under Internal Revenue Code Section 401(k) covering all eligible employees. The plan includes a discretionary match provision, matching employees’ voluntary contributions up to $1,000 per employee. The Company incurred charges of $0.2 million and $0.4 million for employer matching contributions to the plan for the years ended March 31, 2011 and 2010, respectively.
14. Supplemental Cash Flow Information
The Company paid $0.1 million in taxes for each of the years ended March 31, 2011 and 2010.